

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2018

Ashleigh Palmer
President & Chief Executive Officer
Provention Bio, Inc.
110 Old Driftway Lane
Lebanon, NJ 08833

  Re: Provention Bio, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed May 29, 2018
    File No. 333-224801

Dear Mr. Palmer:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2018 letter.

Form S-1/A Filed May 29, 2018

Prospectus Summary, page 1

1. We note your response to prior comment 1. Please remove reference to "substantial partnering experience" on page 2.

Capitalization, page 45

2. You disclose that your Series A preferred stock will automatically convert to common stock upon an underwritten public offering resulting in net proceeds of at least $20 million when the pre-money valuation of the Company is at least $75 million, or by agreement of

holders of at least 50% of your then outstanding shares. Please confirm for us that your pre-money valuation is at least $75 million or that you have obtained agreements of at least 50% of the outstanding shares in order to trigger the automatic conversion of the preferred stock.

Clinical Evaluation PRV-300, page 60

3.   We note your response to prior comment 3 that there were no serious adverse events deemed related to PRV-300 that would preclude further clinical development. Please identify the serious adverse events and provide the basis for your determination that they were not related to PRV-300 and they will not preclude further clinical development.

Clinical Evaluation of PRV-031, page 65

4.   We note your response to prior comment 9. Please disclose all serious adverse events observed in Protégé and Protégé Encore, as opposed to the most common adverse event, the number of patients that experienced such events, and whether the serious adverse events were treatment related. Additionally, we note your revised disclosure that "[s]evere adverse events were noted in approximately 63% and 30% of PRV-031 and placebo subjects, respectively." Given this disclosure, please explain your statement that "[t]here were no major differences in overall adverse events and serious adverse events between PRV-031 and placebo" or revise to clarify how you concluded that there were no major differences given the differences in the number of participants in each arm of the study who experienced serious adverse events.

MacroGenics Agreements, page 75

5.   We note your response to prior comment 10 and note your statement on page 75 that you assumed third party intellectual property agreements pursuant to the Asset Purchase Agreement. We disagree with your conclusion that you are not required to file the agreement because you are not a party to it. Please file this license agreement as an exhibit. Refer to Item 601(b)(10)(i) of Regulation S-K which addresses agreements to which the registrant has succeeded to a party by assumption.

        You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Michael J. Lerner, Esq.